November 13, 2012

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telesat Canada
Form 20-F for the year ended December 31, 2011
Filed on February 22, 2012
File No. 333-159793

Dear Mr. Spirgel:

This letter sets forth the responses of Telesat Canada (the “Company” or “Telesat”) to the comments set forth in the Staff’s letter dated November 1, 2012 in connection with the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2012. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2011

General

1.	Comment: We note that you have listed Telesat Canada as the registrant and have included the audited financial statements of Telesat Holdings, the parent and guarantor in the document. We also note in note 30 on page F-56 that you are relying on Rule 3-10 (d) of Regulation S-X to include the Telesat Holdings financial statements in lieu of Telesat Canada financial statements. It appears that Telesat Canada reporting obligations under Rule 15-d of the Securities Exchange Act of 1934 have been suspended pursuant to Section 12(h)-5(a) of the Securities Exchange Act of 1934. Accordingly, we believe that you should revise the cover page and signatures of the Form 20-F to reflect Telesat Holdings as the registrant.

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

Tel.: +1-613-748-0123 Fax: +1-613-748-8712 www.telesat.com

Larry Spirgel

November 13, 2012

Response: On June 30, 2008, Telesat Canada issued senior notes due 2015 and senior subordinated notes due 2017.  The notes were guaranteed by Telesat Holdings Inc., Telesat Canada’s ultimate parent, and certain other subsidiary or intermediate parent guarantors. Telesat Canada filed an exchange offer registration statement on Form F-4 on June 5, 2009 (File No. 333-159793).  Telesat Canada and Telesat LLC, a Delaware LLC formed for the sole purpose of the note offering, were listed as the registrants and Telesat Holdings Inc. and certain other guarantors were listed as additional registrant guarantors.  Since the effective date of the Form F-4, Telesat Canada has filed periodic reports on Form 20-F and Form 6-K.  Although the notes are held of record by less than 300 holders, Telesat Canada has continued to file periodic reports on a voluntary basis pursuant to the indenture governing the notes.  In reliance on Rule 3-10(d) of Regulation S-X, Telesat Holdings financial statements have been provided in lieu of separate financial statements of Telesat Canada and each of the guarantors.

In response to the Staff’s comment, and with the Staff’s permission, the Company would propose to file its next Form 20-F and all subsequent periodic reports with Telesat Holdings listed as the registrant on the cover page and signature pages.

Telesat Holdings - Financial Statements

Impairment of Goodwill and Indefinite Life Intangible Assets

Orbital slots, page F-13

2.	Comment: Please confirm, if true, that you are testing the orbital slots individually.

Response: Confirmed. We are testing each orbital slot individually, consistent with how the Company’s slots are managed.

3.	Comment: It is unclear to us why you believe it is appropriate to assign a value based upon independent source data for recent transactions of similar orbital locations when the build up method does not generate positive value. Specifically, why would another market participant be willing to pay for an orbital location that generates negative cash flow? What adjustments if any should be factored into the market approach to account for differences between the subject orbital location and the observable market transactions? If you determined fair value appropriately using the build up method, such value would appear to represent the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location.

Response: We hold operating and non-operating orbital slots. The operating orbital slots are slots that currently have an operating satellite while the non-operating slots are slots which we hold for future development or expansion.

Larry Spirgel

November 13, 2012

The operating orbital slots had a book value of $578 million as at December 31, 2011 ($596 million as at December 31, 2010) while the non-operating orbital slots had a book value of $0.3 million as at December 31, 2011 ($1.4 million as at December 31, 2010).

We use the build-up approach to estimate the fair value of the operating orbital slots. At the end of 2010 and 2011, none of the operating orbital slots generated negative cash flows. During that same time period, the build-up approach generated positive value for each of the operating orbital slots.

We use the market transaction approach to estimate the fair value of the non-operating orbital slots. Given the general scarcity of orbital locations, we assigned a value to the non-operating orbital slots. This value is based on the rationale that those orbital slots could generate positive value in the future. There is also a value in holding the option to develop a location at a future time. The value is supported by independent market transactions of a similar nature.

In applying the market transaction approach, we take into account several factors including: the footprint, frequency capabilities and timing of the transaction involving comparable orbital slots.

4.	Comment: Tell us if in the past you have used the market approach to test the orbital slot because the build up method did not generate positive values but the right was expected to generate revenue.

Response: Below is a table summarizing the book value of our orbital slots from when they were initially recorded:

Orbital slots
(in millions of Canadian dollars)	Candian GAAP				IFRS
as at December 31,	2007	2008	2009	2010	Opening IFRS	2010	2011

Operating	594.9	111.9	111.9	111.9	526.8	596.3	578.6
Non-operating	1.4	1.4	1.4	1.4	1.4	1.4	0.3

Total book value of orbital slots per financial statements	596.3	113.3	113.3	113.3	528.2	597.7	578.9

(Impairment)/ recovery	n/a	(483.1)	n/a	n/a	n/a	69.5	(19.5)

In 2008 and 2009, the build-up approach did not generate a positive value for certain of our operating orbital slots. When the build-up approach did not generate a positive value for an operating orbital slot, we assigned a value based on the market transaction approach. This value was determined based on an analysis of comparable transactions. We assigned a value based on the rationale that, due to its long-term nature and the market scarcity for orbital slots, an investor would be willing to pay something to obtain the right to use the slot.

Larry Spirgel

November 13, 2012

Where the cost of capital is high for a limited time period due to market volatility, the build-up approach may generate negative values due to circumstances that are considered exceptional or temporary.

As at December 31, 2008 the aggregate net book values of operating orbital slots which were valued using the market transaction approach and the build-up approach were $30 million and $81.9 million respectively, after reflecting an overall impairment of $483.1 million.

Under Canadian GAAP, it was not possible to reverse a prior impairment. As a result, the December 31, 2009 and 2010 book value of our orbital slots did not change from December 31, 2008, although the fair value had increased significantly.

For the years ended December 31, 2011 and 2010, the market transaction approach was not used to value any operating orbital slots since the build-up approach generated positive value for each of the operating slots.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

/s/ MICHEL CAYOUETTE
Michel Cayouette
Chief Financial Officer

Larry Spirgel

November 13, 2012

cc:	Carlos Pacho
Claire DeLabar
Ivette Leon
Chris DiFrancesco
Michael Bolitho
Brett Cooper